October 25, 2011

VIA EDGAR CORRESPONDENCE

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Solo Cup Company
Form 10-K for Fiscal Year ended December 26, 2010
Filed March 17, 2011
Form 10-Q/A#1 for Fiscal Quarter ended June 26, 2011
Filed August 12, 2011
File No. 333-116843

Dear Mr. Decker:

Solo Cup Company submits this letter in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in your letter dated October 11, 2011 (the “Comment Letter”), with respect to the above-referenced filings. In this letter, the terms “we,” “us” and “our” refer to Solo Cup Company.

Our responses to the Staff's comments contained in the Comment Letter are set forth below. For your convenience, we have repeated in italics each of the Staff's comments before each corresponding response.

Form 10-K for Fiscal Year ended December 26, 2010
General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response:

We will include in our future filings, including interim filings, as applicable, the revisions that we propose in this letter.

Management's Discussion and Analysis
Results of Operations, page 17

2.
We note your response to comment two of our letter dated September 13, 2011. Your Europe segment results included in Note 20 to the financial statements indicate that this segment is also material to understanding your consolidated operating results. For example, in 2009, you had a $22 million operating loss in Europe compared to $30 million in total operating income. In this regard, we continue to believe that you should discuss with quantification the business reasons for changes between periods in the revenues and operating income (loss) of each of your segments. Please also separately discuss with quantification business reasons for changes in intercompany eliminations between periods. Your discussion should include why the eliminations are necessary as well as the entities to which they are related.

Response:

As guided by Item 303 of Regulation S-K, our disclosure in previous filings has focused on our consolidated results and, where relevant, we have discussed the impact of our international operations on those results. For instance, using the example you provided above, in 2009 we had a $22 million operating loss in our Europe reporting segment compared to $30 million in total operating income. These results were driven by a goodwill impairment charge of approximately $17 million during that period. Please note that in our Annual Reports on Form 10-K for the Fiscal Years ended December 27, 2009 and December 26, 2010 we described the facts and circumstances that led to the impairment in Management's Discussion and Analysis of Financial Condition and Results of Operations and provided disclosure in the Segments note to our financial statements.

Notwithstanding the above, in applicable future filings, beginning with our Quarterly Report on Form 10-Q for the Fiscal Quarter ending September 25, 2011, within the Management's Discussion and Analysis of Financial Condition and Results of Operations, we will discuss with quantification the business reasons for changes between periods in the revenues and operating income (loss) of each of our segments, and separately discuss with quantification business reasons for changes in intercompany eliminations between periods. We will include why the eliminations are necessary as well as the entities to which they are related.

Financial Statements
Notes to the Financial Statements
Note 7. Property, Plant, and Equipment, page 45

3.
We note your response to comment seven of our letter dated September 13, 2011. Please help us better understand how you determined the adjustments to correct the asset retirement errors were not quantitatively material to any of the periods impacted by addressing the following:

•
Please provide us with a table which clearly shows the impact of the correcting adjustments on each of the years impacted. For each year, the table should show the pre-tax and after-tax amount of the adjustment, the impact of the adjustment to pre-tax income (loss) and after-tax income (loss) in dollars and as a percentage, and any other financial metrics you determined to be meaningful in your analysis;

•
The $5.8 million adjustment recorded in 2009 relates to asset retirements that should have been recorded in 2008, 2007, 2006, and 2005.Your response addresses your evaluation of the asset retirement correcting adjustment together with other items in 2009. Please also address the impact of this adjustment separately. It appears that the correcting adjustment represent approximately 14% of your pre-tax loss for 2009;

•
Please also further advise how you determined that the $4.3 million understatement of loss on disposals, which represented 35% of your reported net loss of $12.2 million for 2008, was not material; and

•	Please tell us what consideration you gave to evaluating the impact on operating income (loss) in your materiality analysis.

Response:

Your comments relate to a correcting adjustment that we made in 2009 to record $5.8 million of losses on asset disposals that should have been recorded between 2005 and 2008. Our response to your previous comments on this matter included an evaluation of the above-described correcting adjustment collectively with other adjustments we made in 2009. Per your request, the table below shows the impact solely of the asset disposals correcting entry on our 2009 results and the impact of the understatement of loss on asset disposals in the previous applicable periods.

($ in millions)	2009		2008		2007		2006		2005
	$	%	$	%	$	%	$	%	$	%
Adjustment (a)	(5.8)		4.3		0.3		0.7		0.5
Adjustment as a % of:
Operating income (loss)	30.1	(19)	65.6	7	55.3	*	(246.7)	*	25.0	2
Pre-tax loss (b)	(42.0)	14	(10.1)	(43)	(25.5)	(1)	(315.2)	*	(40.2)	(1)
Net income (loss)	(35.7)	16	(12.1)	(36)	71.1	*	(374.4)	*	(19.8)	(3)
Property, plant and equipment, net	509.0	(1)	511.1	*	539.8	*	682.9	*	712.3	*
Total assets	987.4	*	1,073.8	*	1,203.2	*	1,556.1	*	1,857.5	*

(a) Because we have a full valuation allowance against our deferred tax assets in the United States, the pre-tax and after-tax amount of the adjustment are the same.
(b) Pre-tax loss represents our reported loss from continuing operations before income taxes
* - Less than 1%

In addition to the financial impact shown in the table above, the asset disposal errors had zero impact on net sales, gross profit, cash flows or Adjusted EBITDA in any of the relevant periods.

The recording of the correcting entry in 2009 had the effect of understating 2009 operating income by 19% and overstating 2008 operating income by 7%. We concluded that a reader's view of our operating results would not be significantly impacted if we recorded the correction in 2009, versus prior periods (primarily 2008) because the correction did not impact the trend that indicated a significant year-over-year decline in operating income due to difficult economic and industry conditions. The table below illustrates this point.

(in millions)	2009	2008	Variance
Operating income, as reported	$30.1	$65.6	54% decrease
Operating income, if adjusted	$34.4	$61.3	44% decrease

Under either scenario, a reader's view of the deteriorating operating results that resulted from the onset of the global economic recession would not be significantly impacted.

We also considered the importance of the timing of the $5.8 million asset disposal correcting entry in the context of our previously disclosed capacity reduction plans. Prior to the onset of the global recession, we announced our intention to reduce our manufacturing footprint over several years and close five manufacturing plants. This plan resulted in a significant decrease in property, plant and equipment as we either sold or retired production equipment that was no longer needed or considered to be part of our strategic plan. The losses to be incurred on these disposals were to occur over several years and were outside of our core operations. We believe these losses were not important to investors in assessing the current results or long-term prospects of the ongoing business. To put this in context, this was a $4.3 million out-of-period asset disposal loss between two consecutive years within a multi-year production capacity reduction plan that resulted in a decrease in total assets of approximately $570 million over the three-year period ended December 27, 2009.

We further analyzed the impact of the asset disposal errors on pre-tax loss and net loss. In 2009, the correcting adjustment increased our pre-tax loss by approximately 14% and our net loss by approximately 16%. In 2008, the $4.3 million understatement of loss on asset disposals represented approximately 43% of our pre-tax loss and 36% of our net loss. The percentage impact in 2008 is larger than 2009 because of our near break-even results for 2008. Whether or not the adjustment was recorded in 2008 or 2009 would not change the view of a financial statement user that 2008 results were near break-even for an entity with $1.8 billion in revenues, and that 2009 results deteriorated significantly due to the difficult economic and industry conditions.

In addition to the GAAP measures discussed above, our quantitative assessment of materiality focused on the impact of the error on Adjusted EBITDA, a key financial metric utilized by our lenders and by debt and equity investors to evaluate our financial performance and our ability to service our debt. Adjusted EBITDA was the measure of earnings on which financial covenants applicable to our term and revolving credit facilities in effect prior to our July 2009 refinancing were based. Gains and losses on asset disposals are excluded from the calculation of Adjusted EBITDA; therefore, the misstatement had no impact on Adjusted EBITDA.

Finally, in order to increase transparency around this item, our conclusion to record the correcting adjustment in our 2009 fiscal year was accompanied by full disclosure in both our Quarterly Report on Form 10-Q for the Fiscal Quarter ended September 27, 2009 and our Annual Report on Form 10-K for the Fiscal Year ended December 27, 2009. We provided disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations in both reports as well as in the “Property, Plant and Equipment” note to our consolidated annual financial statements regarding the nature and amount of the out-of-period adjustment.

4.
Given that the asset retirement corrections appear to be material to certain periods, we continue to have difficulty understanding how you determined that there was no impact on your previous conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting as well as how you determined that any corrective actions regarding these errors would not be material. Please further advise.

Response:

In assessing whether or not our previous conclusions regarding the effectiveness of our disclosure controls and procedures and internal control over financial reporting were accurate, we evaluated both the magnitude of the observed errors and the potential magnitude of the misstatement that could arise from the deficiency related to the observed errors. We concluded that the observed errors that required the asset disposal corrections were not quantitatively or qualitatively material to any period for the reasons described in our response to comment 3 above. In evaluating the potential magnitude of the misstatement that could arise from the deficiency, we considered:

•	the type and nature of the control that was not operating effectively;

•	the context in which the control did not operate effectively;

•	the frequency with which those circumstances occur within the company; and

•	the quantitative impact of the control failure and its relative materiality.

The asset disposal errors occurred primarily due to the ineffective operation of a verification control that was designed to ensure the timely identification and removal of assets being disposed from the subsidiary ledger (and general ledger). This control was in place and operated effectively in connection with our sale of discontinued operations in 2007 and our manufacturing plants closed during 2007 and 2008, where all of the assets identified in the fixed asset subledger for those asset groups or those locations were either sold, transferred or scrapped. However, where multiple assets needed to be identified and removed from the fixed asset subledger in connection with the sale of a product line (i.e., not an individual asset or all of the assets at one location, such as an entire manufacturing plant), we determined that a control deficiency existed.

We identified that the control deficiency occurred in connection with the disposal of machinery and equipment related to our dairy packaging products in 2008. One asset included in the fixed assets subledger was not identified as disposed when, in actuality, it was part of the asset sale. This error accounted for $3.8 million of the $4.3 million error attributable to 2008. The remaining amounts shown in the adjustment (error) row in the table in question 3 for 2008 and prior years are minor and relate primarily to the execution of internal controls associated with the ongoing maintenance of accurate fixed asset subsidiary ledgers.

In assessing the potential magnitude of the error that could arise from the deficiency, we then assessed the frequency with which the control is required to operate (i.e., how often a transaction requiring its operation – the sale of a product line – has occurred and is expected to occur in the future). This type of transaction is unusual for our company. In fact, there is only one other similar transaction in our recent history in which this particular application of the control would have been relevant – the 2007 sale of machinery and equipment used in the production of uncoated white paper plates. We have not had a similar transaction since 2008. The quantitative impact on our financial statements of any errors arising from the control deficiency described above has not been, and is not expected to be, material due to the infrequency and small magnitude of this type of disposal.

After considering the above factors, we concluded that the deficiency giving rise to the errors did not rise to the level of a material weakness, but did meet the definition of a significant deficiency. We communicated our finding of a significant deficiency to the Audit Committee of our Board of Directors.

In addition, we evaluated our controls and procedures as well as the corrective actions we took in response to the significant deficiency. Given that this type of transaction is not pervasive, the related corrective actions were not significant and, as such, did not warrant disclosure. Accordingly, we consider our previously-disclosed conclusions regarding the effectiveness of our disclosure controls and procedures and internal control over financial reporting and our disclosures related to any significant changes to our internal controls over financial reporting to be appropriate.

Item 9A. Controls and Procedures
Management Report on Internal Control Over Financial Reporting, page 74

5.
We note your response to comment 13 in our letter dated September 13, 2011. Please amend your Form 10-K for the year ended December 26, 2010 to remove the wording which states that the management's report on internal control over financial reporting is not deemed to be filed for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section.

Response:

In our response to comment 13 in your letter dated September 13, 2011, we acknowledged that we should not have included in Item 9A the statement that management's report on internal control over financial reporting shall be deemed furnished and not filed. Information included in a periodic report required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") is filed for purposes of Section 18 of the Exchange Act and otherwise subject to the liability provisions of that section, unless the rules and regulations of the Securities and Exchange Commission ("SEC") expressly provide that the information shall be deemed furnished or may be deemed furnished at the option of the registrant. Previously, Item 308T(a) of Regulation S-K provided that management's report on internal control over financial reporting "shall not be deemed to be filed for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section . . . ." Upon the expiration of Item 308T on December 15, 2010, management's report on internal control over financial reporting in Item 9A was no longer deemed to be furnished. Further, registrants did not have an option to furnish such information in lieu of filing. Accordingly, under the rules and regulations of the SEC, management's report on internal control over financial reporting included in our Annual Report on Form 10-K for the Fiscal Year ended December 26, 2010 (the "2010 Form 10-K") is filed for purposes of Section 18 of the Exchange Act and otherwise subject to the liability provisions of that section, and our inadvertent inclusion of language stating that the information is furnished does nothing to change that fact.

We acknowledge that our management's report on internal control over financial reporting in our 2010 Form 10-K is filed for purposes of Section 18 of the Exchange Act and is otherwise subject to the liability provisions of that section. Given that the information is filed as a matter of law with no further action required to accomplish such filed status, we respectfully submit that an amendment of our 2010 Form 10-K is not necessary, and, in any case, the time and expense of filing such an amendment would outweigh any perceived incremental benefit that would be derived from such a filing. We will, of course, exclude from future filings the statement that our management's report on internal control over financial reporting shall be deemed to be furnished.

Form 10-Q/A#1 for Fiscal Quarter ended June 26, 2011
General

6.	Please address the above comments in your interim filings as well, as applicable.

Response:

We will address the above comments in our applicable interim filings. Where applicable, we have referenced any revisions that would be made to our interim filings in our responses above.

If you have any further comments or questions, please call me at 847-444-3201.

Very truly yours,

SOLO CUP COMPANY

By: /s/ Robert D. Koney, Jr.
Robert D. Koney, Jr.
Executive Vice President and Chief Financial Officer

cc:    Nudrat Salik, Securities and Exchange Commission